AMERIQUEST
MORTGAGE
COMPANY

LOGO



                               AMERIQUEST MORTGAGE

January 12, 1998

As of and for the year ended December 31, 1997, Ameriquest Mortgage Company has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. From January 1, 1997 through December 31, !997, Ameriquest Mortgage Company had in effect a fidelity bond in the amount of $10,000,000 and for the same period, an errors and omissions policy in an amount ranging from $4,100,000 to $6,200,000.


/s/ Jule J. Keen
Jule J. Keen
Executive Vice President of Servicing Division

/s/ Shawna R. Ogilvie
Shawna R. Ogilvie
Vice President of Servicing Division

/s/ John P Grazer
John P. Grazer
Executive Vice President
And Acting Chief Financial Officer


505 S. Main Street. Suite 6000, Orange,  California  92868-4509.  (714) 543-5262
FAX (714) 542-3059